SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.
C.N.P.J. n.° 06.164.253/0001 -87
N.I.R.E. 35.300.314.441
MINUTES OF THE BOARD OF DIRECTORS’ MEETING,
HELD ON MARCH 16, 2007

Date, time and place: Held on March 16, 2007, at 5:00 p.m., at Rua Gomes de Carvalho, n° 1.629, in the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A. (“Company”), Vila Olímpia, in the Capital of the State of São Paulo. Call: Waived, due to the attendance of all the members of the Company’s Board of Directors. Attendance: all the members of the Company’s Board of Directors. Presiding Board: Constantino de Oliveira Jr. – as Chairman of the meeting; Henrique Constantino – to be the Secretary. Agenda: Resolve on: (i) granting of guarantees by the Company in order to secure payments under bonds to be issued by Gol Finance (“Bonds”); (ii) granting of powers to the Company’s Board of Officers in order to perform any and all acts and execute all the documents that may be necessary or convenient for the guarantees mentioned in item (i) above to be granted; (iii) the approval of the Offering Memorandum prepared in connection with the issuance of the Bonds; (iv) the homologation of the increase of capital of the Company, as a result of the Exercise of Stock Purchase Options, pursuant to the Company’s Stock Purchase Option Plan approved at the General and Special Meeting held on December 09, 2004

(“Option Plan”) and (v) the distribution of interest on stockholder’s capital and supplementary dividends, referring to the first quarter of 2007. Resolutions taken: After necessary clarifications, by unanimous voting, was approved: (i) under the terms of Article 16, letter “l” of the Company’s By-Laws, the Board of Officers is authorized to grant a guarantee by the Company to Gol Finance, a company organized under the laws of the Cayman Islands, with head office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, PO Box 309GT, for the purpose of securing the compliance with the obligations undertaken by Gol Finance upon the issuance of the Bonds, in an amount and bearing semiannual interests to be timely determined by Gol Finance, in conformity with the description contained in the Offering Memorandum, which Bonds shall be approved by the Company’s Board of Officers in compliance with item (ii) below; (ii) in face of the preceding resolution, the Company’s Board of Officers is since now authorized to perform any and all acts and execute all the documents which may be necessary or convenient for the guarantee approved herein to be granted, including agreements, instruments and any related documents, including, without limitation, the Purchase Agreement, the Indenture and the Registration Rights Agreement. The Company’s Board of Officers is since now authorized to approve the principal amount and the interest rate to be applied to the Bonds to be guaranteed by the Company. The amount of the Bonds and the applicable interest rate shall be determined after the roadshow and the conclusion of the bookbuilding procedure; (iii) the Offering Memorandum, substantially in the form of the Attachment I herein attached, prepared in connection with the issuance of the Bonds; (iv) the homologation of the capital increase of the Company was approved, within the authorized capital limit, in the amount of thirty-nine thousand, two hundred and forty-eight reais and eighty-seven cents (R$ 39,248.87), upon issuance of eighty hundred and twenty-three (823) preferred shares, all of them registered, with no pair value, arising out of the exercise of the purchase options granted under the Option Plan. In consequence, the capital stock of the Company was increased to nine hundred and ninety-three million, eight hundred and sixty-nine thousand, one hundred and ninety-four reais and seventy-nine cents (R$ 993,869,194.79), represented by one hundred and ninety-six million, two hundred and twelve thousand, two hundred and eighty-nine (196,212,289) shares of the Company, of which one hundred and seven million, five hundred and ninety thousand, seven hundred and ninety-two (107,590,792) are common shares and eighty-eight million, six hundred and twenty-one thousand, four hundred and ninety-seven (88,621,497) are preferred shares. The shares issued herein are identical to those already outstanding and, under the terms of the Option Plan, will be entitled to the same rights attached to the other shares of the same kind, including receipt of dividends and distribution of interest on stockholder’s capital: (a) the exclusion of the preemptive rights of the current shareholders of the Company upon the subscription of new preferred shares (“Preferred Shares”) was approved, in conformity with the provisions in Article 171, paragraph three, of the Brazilian Corporate Law (“Lei das SAs”); (b) the total issuance price of thirty-nine thousand, two hundred and forty-eight reais and eighty-seven cents (R$ 39,248.87) was determined, pursuant to the above referred Plan; (c) the Company’s Board of Officers was authorized to perform all other acts which may be necessary for the performance, implementation and enforcement of the resolutions made herein. We further inform you that the correct issue price of the shares related to the increase of capital homologated at the Meeting of the Board of Directors held on January 29, 2007 is R$ 176,058.32, with the total capital stock being, at that time, R$ 993,829,945.92 and (v) the proposal to pay to shareholders interest on stockholder’s capital and supplementary quarterly dividends, for the first quarter of fiscal year 2007, as established in paragraph 1, of article 9, of Law 9.249/95. The Board approved the payment to the shareholders of the total amount of R$ 73.715.453,48, corresponding to R$ 0.35 (thirty five cents of reais), per common and preferred shares of the Company, according to the Company’s Dividend Policy, approved by the meeting of the Board of Directors held on January 29, 2007. We remark that, from the total amount, it will be paid under the form of interest on stockholder’s capital, the gross amount of R$ 33,607,682.22, corresponding to R$ 0.14559, net of withhold income tax, per common and preferred share, and R$ 40,107,771.26 under the form of supplementary dividends, corresponding to R$ 0.20441 per common and preferred share of the Company. The credit of the amount of the interest on stockholder’s capital and complementary dividends on the Company’s accounting records shall be made on March 30, 2007, considering the shareholder position of March 20, 2007, “record date”. The Company’s shares shall be traded “ex” right as of March 21, 2007, inclusive. The amount of the interest on stockholder’s capital is subject to withholding income tax, at the rate of 15%, except to shareholders that evidence to be exempt or immune, and those domiciled in a tax heaven jurisdiction, subject to an income tax rate of 25%. Shareholders immune or exempt of withholding income tax, according to the applicable law, shall prove such condition until March 26, 2007, delivering the relevant documentation to Gol Linhas Aéreas Inteligentes S.A., in the attention to the Shareholder’s Department, at Rua Gomes de Carvalho n° 1.629, Vila Olímpia, São Paulo, SP, CEP 04547-006, Telephone: (+55-11) 3169-6224/6222; Fax: (+55-11) 3169-6257/6245, Email: ri@golnaweb.com.br. Such interest on stockholder’s capital, net of withholding income tax, and supplementary dividends will be imputed to mandatory dividends related to the corporate year of 2007, according to article 9, paragraph 7, of Law 9.249/95, item V, and Deliberation CVM 207/96, and paragraph 4, of article 25 of Company’s By-Laws, and will be paid to shareholders in May 4, 2007, with no remuneration whatsoever. The payment of interest on stockholder’s capital and supplementary dividends is resolved according to the Company’s policy of distribution of quarterly intercalary dividends approved by the meeting of the Board of Directors held on January 29, 2007, in the fixed amount of thirty five cents of reais (R$ 0.35) per common and preferred share per quarter, during 2007. Regardless of the fixed amount, it is assured the payment of the minimum dividend of 25% of the corporate year’s net profit, and if necessary, the Company will make the year-end supplementary dividend payment. Drawing-up and Reading of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these presents. After reopening this Meeting, minutes were read and checked by those attending the meeting, who signed the document. These minutes were drawn-up in a summary form, as set forth in Article 130, paragraph one, of the Brazilian Corporate Law (“Lei das SAs”). São Paulo, March 16, 2007. Presiding Board: Constantino de Oliveira Jr. – Chairman of the meeting; Henrique Constantino – Secretary. I hereby certify that the present instrument is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, March 16, 2007

____________________________________________________	____________________________________________________
Constantino de Oliveira Jr.	Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.